EXHIBIT 1

Lipman Electronic Engineering Ltd.

June 21, 2004

Dear Shareholder,

Re: Proxy Statement – 2004 Annual General Meeting of Shareholders

You are cordially invited to attend the 2004 Annual General Meeting of Shareholders of Lipman Electronic Engineering Ltd. to be held at Lipman's executive offices at 11 Haamal Street, Rosh Haayin Israel on Thursday, July 22, 2004, at 5:00 p.m. local time.

At the Annual General Meeting, shareholders will vote on the matters listed in the enclosed Notice of Annual General Meeting of Shareholders. Lipman's Board of Directors recommends a vote FOR approval of all of the proposals listed in the Notice. Management will also report on the affairs of the Company and a discussion period will be provided for questions and comments of general interest to shareholders.

We look forward to greeting personally those shareholders who are able to be present at the meeting. However, whether or not you plan to attend in person, it is important that your shares be represented. Accordingly, please sign and date the enclosed Proxy Card and then, at your earliest convenience, mail it in the envelope provided.

Lipman urges all of its shareholders to review our Annual Report on Form 20-F, which is available on our website at www.lipman.co.il.

Thank you for your cooperation.

Sincerely,

Jacob Perry Chairman of the Board